SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                                PI Services, Inc.
               --------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
               --------------------------------------------------
                         (Title of Class of Securities)

                                    69339A104
               --------------------------------------------------
                                 (CUSIP Number)

                                 Michael Friess
                        5353 Manhattan Circle, Suite 101
                                Boulder, CO 80303
                                 (303.499.6000)
               --------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 5, 2009
               --------------------------------------------------
             (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  69339A104              Schedule 13D                       Page 2 of 5

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

      Michael Friess
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds           PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization           United States
--------------------------------------------------------------------------------
              7.  Sole Voting Power           4,434,960 Shares of Common Stock
                                              which entitles Michael Friess to
Number of                                     4,434,960 votes.
Shares        ------------------------------------------------------------------
Beneficially  8.  Shared Voting Power         0
Owned by      ------------------------------------------------------------------
Each          9.  Sole Dispositive Power      4,434,960 Shares of Common Stock
Reporting                                     which entitles Michael Friess to
Person                                        4,434,960 votes.
              ------------------------------------------------------------------
              10. Shared Dispositive Power    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      Common Stock 4,434,960 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

      Common Stock - 40% of the issued and outstanding common stock
--------------------------------------------------------------------------------
14.  Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No.  69339A104              Schedule 13D                       Page 3 of 5

--------------------------------------------------------------------------------
1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

Sanford Schwartz
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds           PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization           United States
--------------------------------------------------------------------------------
              7.  Sole Voting Power           4,434,960 Shares of Common Stock
                                              which entitles Sanford Schwartz to
Number of                                     4,434,960 votes.
Shares        ------------------------------------------------------------------
Beneficially  8.  Shared Voting Power         0
Owned by      ------------------------------------------------------------------
Each          9.  Sole Dispositive Power      4,434,960 Shares of Common Stock
Reporting                                     which entitles Sanford Schwartz to
Person                                        4,434,960 votes.
              ------------------------------------------------------------------
              10. Shared Dispositive Power    0
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

      Common Stock 4,434,960 shares
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares [_]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

      Common Stock - 40% of the issued and outstanding common stock
--------------------------------------------------------------------------------
14.  Type of Reporting Person

      IN
--------------------------------------------------------------------------------

CUSIP No.  69339A104              Schedule 13D                       Page 4 of 5


Item 1. Security and Issuer.

This Schedule 13D relates to shares of Common Stock, $0.001 par value per share (the "Common Shares") of PI Services, Inc. (the "Issuer"), a Nevada corporation. The principal executive office of the Issuer is at 5353 Manhattan Circle, Suite 101, Boulder, CO 80303.

Item 2. Identity and Background.

This Schedule 13D is filed on behalf of: (a) Michael Friess, and (b) Sanford Schwartz. Michael Friess and Sanford Schwartz may be referred to collectively as the "Reporting Persons". The address of the Reporting Persons' principal place of business is c/o PI Services, Inc., 5353 Manhattan Circle, Suite 101, Boulder, CO 80303.

Michael Friess is a U.S. citizen whose principal occupation is that of a private attorney licensed to practice in the State of Colorado.

Sanford Schwartz is a U.S. citizen whose principal occupation is acting as the chairman of Creative Business Strategies, Inc., organized under the laws of the State of Colorado, which provides general business consulting services.

During the past five years, the Reporting Persons have not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock reported herein by the Reporting Persons were acquired in a private transaction. Those shares of Common Stock were acquired with private funds of the Reporting Persons. The amount of funds expended by Michael Friess and Sanford Schwartz for such purchases was $20,000.

Item 4. Purpose of Transaction.

The purpose of the transaction is to allow the Reporting Persons to obtain a controlling interest in PI Services, Inc. The capital was used to pay for the preparation of documents necessary to register the Issuer's common stock pursuant to Section 12 (g) of the Securities Exchange Act of 1934.

The Issuer opted to register the common stock pursuant to section 12 (g) of the Securities Exchange Act of 1940 in an effort to maximize shareholder value. The best use and primary attraction of the Issuer as a merger partner or acquisition vehicle will be its status as a reporting public company. Any business combination or transaction may potentially result in a significant issuance of share and substantial dilution to present stockholders of the Issuer.

The Reporting Persons reserve the right to formulate other plans or make other proposals, and take such actions concerning their investment in the Issuer or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by them, in privately negotiated transaction. The Reporting Persons may at any time reconsider ad change their plans or proposals related to the foregoing.

CUSIP No.  69339A104              Schedule 13D                       Page 5 of 5


The Reporting Persons do not have any arrangements, understanding or agreement with or obligations to each other concerning the foregoing, and my act together or independently in the future.

Item 5. Interest in Securities of the Issuer.

Michael Friess has record ownership of 4,434,960 shares of Common Stock, to which he has sole power to vote, representing approximately 40% of the 11,087,400 common shares Issued and Outstanding as of February 10, 2009.

Sanford Schwartz has record ownership of 4,434,960 shares of Common Stock, to which he has sole power to vote, representing approximately 40% of the 11,087,400 common shares Issued and Outstanding as of February 10, 2009.

The Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Is suer.

There are no contracts, arrangements, understanding or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.



                                    Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 10, 2009

                                               /s/ Michael Friess
                                               ----------------------
                                               Name:

                                               /s/ Sanford Schwartz
                                               ----------------------
                                               Name: